SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                        No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                        No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                        No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Notice of Annual General Meeting and Proposed General Mandates to Issue and Repurchase Shares, dated April 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: May 21, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Notice of Annual General Meeting and Proposed General Mandates to Issue and Repurchase Shares, dated April 30, 2007.

Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the “Company”), you should at once hand this circular and the accompanying form of proxy and the annual report and accounts of the Company for the year ended 31st December, 2006 to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

*

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

NOTICE OF ANNUAL GENERAL MEETING AND

PROPOSED GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES

The notice convening the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Wednesday, 23rd May, 2007 at 3:00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person. Only shareholders of record on 23rd May, 2007 are entitled to attend and vote at the annual general meeting.

*	for identification purposes only

30th April, 2007

CONTENTS

Page
Definitions	1-2

Letter from the President	3-8

Appendix I – Explanatory Statement	9-12

Notice of Annual General Meeting	13-17

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2006 Annual Report”	means the annual report and accounts of the Company for the year ended 31st December, 2006

“AGM”	means the annual general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Wednesday, 23rd May, 2007 at 3:00 p.m.

“Articles of Association”	means the Tenth Amended and Restated Articles of Association of the Company adopted by special resolution passed at the annual general meeting of the shareholders of the Company held on 6th May, 2005

“Associates”	has the same meaning given to it by the Listing Rules

“Company”	means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability

“Director(s)”	means the board of directors of the Company

“Group”	means the Company and its subsidiaries

“HK$”	means Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	means 23rd April, 2007, being the latest practicable date prior to the printing of this circular

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Model Code”	means the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules

“New Issue Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 4 in the Notice

“Notice”	means the notice convening the AGM

DEFINITIONS

“Option Plans”	means the 2004 Stock Option Plan, the 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan of the Company

“Repurchase Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares set out as resolution no. 5 in the Notice

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	means ordinary share(s) of par value of US$0.0004 each in the capital of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Takeovers Code”	means the Hong Kong Code on Takeovers and Mergers

“United States” or “U.S.”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	means US Dollars, the lawful currency of the United States of America

“%”	means per cent.

LETTER FROM THE PRESIDENT

Semiconductor Manufacturing International Corporation

*

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

Executive Director:	Registered Office:
Richard R. Chang	P. O. Box 309GT
(President and Chief Executive Officer)	Ugland House
George Town
Non-Executive Director:	Grand Cayman
Fang Yao	Cayman Islands

Independent Non-Executive Directors:	Principal Place of Business:
Yang Yuan Wang (Chairman)	18 Zhangjiang Road
Ta-Lin Hsu	PuDong New Area
Tsuyoshi Kawanishi	Shanghai 201203
Henry Shaw	People’s Republic of China
Lip-Bu Tan
Albert Y. C. Yu
Jiang Shang Zhou
30th April, 2007

To shareholders of the Company

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING AND

PROPOSED GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES

The AGM will be held on Wednesday, 23rd May, 2007 at 3:00 p.m The Notice is set out in this document, and a proxy form and the 2006 Annual Report, accompany this circular. Details of the resolutions to be proposed at the AGM are set out in the Notice.

RE-ELECTION OF DIRECTORS

Three Directors, Yang Yuan Wang, Tsuyoshi Kawanishi and Fang Yao, whose initial appointments as Directors took effect on 25th September, 2001 (in respect of Yang Yuan Wang and Tsuyoshi Kawanishi who were re-appointed as Directors and designated as Class III Directors on 18th March, 2004) and 6th February, 2006 (in respect of Fang Yao who was re-appointed as Director and

*	for identification purposes only

LETTER FROM THE PRESIDENT

designated as Class III Director on 30th May, 2006), will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Each of Yang Yuan Wang, Tsuyoshi Kawanishi and Fang Yao will offer themselves for re-election as Class III Directors. If re-elected, each of Professor Wang, Mr. Kawanishi and Mr. Yao would hold office until the 2010 annual general meeting of the Company.

The details of the aforesaid Directors who are proposed to be re-elected (as the case may be) are as follows:

Yang Yuan Wang, aged 72, was appointed non-executive Director of the Company with effect from 25th September, 2001 and was appointed as independent non-executive Director of the Company with effect from 18th March, 2004. Prof. Wang may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association. If re-elected, Prof. Wang would hold office until the 2010 annual general meeting of the Company.

Professor Wang is currently the Chairman of the Company. Professor Wang has more than 40 years of experience related to the semiconductor industry. He is the Chairman of Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Tianjin) Corporation and is also the Chief Scientist of the Microelectronics Research Institute at Beijing University.

Professor Wang is a fellow of the Chinese Academy of Sciences, The Institute of Electrical and Electronics Engineers (USA), and The Institute of Electrical Engineers (UK).

As at the Latest Practicable Date, Professor Wang was interested in 1,000,000 Shares within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Professor Wang is not related to any Director, senior management or substantial or controlling shareholder of the Company. The Directors have reviewed an independent non-executive Director’s confirmation from Professor Wang confirming his independence from the Company and are satisfied that Professor Wang is deemed to be independent.

As an independent non-executive Director, Professor Wang has not entered into any service contract with the Company. On 10th November, 2004, Professor Wang was granted an option to purchase 500,000 Shares, if fully exercised at a price per Share of US$0.22. These options were fully vested on 19th March, 2005 and will expire on 9th November, 2009. On 29th September, 2006, Professor Wang was granted an option to purchase 500,000 Shares, if fully exercised at a price per Share of US$0.132. These options will be vested as to 50% on 30th May, 2007 and as to 50% on 30th May, 2008 and such options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board.

LETTER FROM THE PRESIDENT

Saved as disclosed above, Professor Wang has not received any other emolument (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31st December, 2006. If re-elected, Professor Wang will be eligible as a participant of the Option Plans. As such, Professor Wang will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans. Any other emoluments of Professor Wang will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar public-traded companies.

Tsuyoshi Kawanishi, aged 78, was appointed non-executive Director of the Company with effect from 25th September, 2001 and was appointed as independent non-executive Director of the Company with effect from 18th March, 2004. Mr. Kawanishi may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association. If re-elected, Mr. Kawanishi would hold office until the 2010 annual general meeting of the Company.

Mr. Kawanishi is the chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi currently serves on the board of directors of Asyst Technologies, Inc., FTD Technology Pte. Ltd. and T.C.S. Japan, and acts as an advisor to Accenture Ltd., Kinetic Holdings Corporation and a number of private companies. Mr. Kawanishi is also the chairman of the Society of Semiconductor Industry Seniors in Japan and the Chairman of the SIP Consortium of Japan.

As at the Latest Practicable Date, Mr. Kawanishi was interested in 2,500,000 Shares within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Kawanishi is not related to any Director, senior management or substantial or controlling shareholder of the Company. The Directors have reviewed an independent non-executive Director’s confirmation from Mr. Kawanishi confirming his independence from the Company and are satisfied that Mr. Kawanishi is deemed to be independent.

As an independent non-executive Director, Mr. Kawanishi has not entered into any service contract with the Company. Prior to the initial public offering of the Company, Mr. Kawanishi was granted options to purchase a total of 1,500,000 Shares. On 10th November, 2004, Mr. Kawanishi was granted an option to purchase 500,000 Shares, if fully exercised at a price per Share of US$0.22. These options were fully vested on 19th March, 2005 and will expire on 9th November, 2009. On 29th September, 2006, Mr. Kawanishi was granted an option to purchase 500,000 Shares, if fully exercised at a price per Share of US$0.132. These options will be vested as to 50% on 30th May, 2007 and as to 50% on 30th May, 2008 and such options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board.

LETTER FROM THE PRESIDENT

Saved as disclosed above, Mr. Kawanishi has not received any other emolument (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31st December, 2006. If re-elected, Mr. Kawanishi will be eligible as a participant of the Option Plans. As such, Mr. Kawanishi will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans. Any other emoluments of Mr. Kawanishi will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar public-traded companies.

Fang Yao, aged 37, was appointed non-executive Director of the Company with effect from 6th February, 2006 and re-elected as non-executive Director of the Company at the AGM held on 30th May, 2006. Mr. Yao may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association. If re-elected, Mr. Yao would hold office until the 2010 annual general meeting of the Company.

Mr. Yao is an executive director of Shanghai Industrial Holdings Limited (“SIHL”). Mr. Yao also serves as a director and general manager of Shanghai Industrial Pharmaceutical Investment Co., Ltd., chairman of Guangdong Techpool Bio-Pharma Co., Ltd. and Shanghai Sunway Biotech Co., Ltd., vice chairman of Bright Dairy and Food Co., Ltd. and Shenzhen KangTai Biological Products Co., Ltd. and a director of Microport Medical (Shanghai) Co., Ltd., XiaMen Traditional Chinese Medicine Co., Ltd. and Shanghai Industrial Development Co., Ltd.

Mr. Yao graduated from Chinese University of Hong Kong with a master’s degree in Business Administration and has over 10 years experience in money and capital markets.

As at the Latest Practicable Date, Mr. Yao does not have any interest in Shares within the meaning of Part XV of the SFO.

Save for the fact that Mr. Yao is an executive director of SIHL, a substantial shareholder of the Company, Mr. Yao is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Yao has not entered into any service contract with the Company. If re-elected, Mr. Yao will be eligible as a participant of the Option Plans. As such, Mr. Yao will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans. Any other emoluments of Mr. Yao will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar public-traded companies.

In relation to the aforesaid Directors who are proposed to be elected or re-elected (as the case may be), there is no information which is discloseable nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to (v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

LETTER FROM THE PRESIDENT

GENERAL MANDATES TO ISSUE AND PURCHASE SHARES

At the annual general meeting of the Company held on 30th May, 2006, the shareholders of the Company passed resolutions granting general mandates to the Directors to issue and purchase Shares. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

•

an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution);

•

an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of Shares not exceeding 10% of the Company’s issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution); and

•

conditional on the passing of the resolutions to grant the New Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional Shares under the New Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

As at the Latest Practicable Date, the Company had in issue an aggregate of 18,474,894,972 Shares. Subject to the passing of resolution no. 4 in relation to the New Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of a maximum of 3,694,978,994 Shares, representing 20% of the existing issued share capital of the Company, on the basis that no further Shares will be issued or repurchased prior to the AGM. As of 31st December, 2006, there is an outstanding warrant to purchase 359,300 ordinary shares which was granted in connection with an intellectual property development license agreement entered into by the Company in 2003 with a service provider and an outstanding warrant to purchase 833,334 ordinary shares which was granted in connection with a technology license transfer agreement entered into by the Company in 2002 with a strategic partner. Save as disclosed above and in the 2006 Annual Report, there are no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives in the year ended 31st December, 2006.

The full text of these (and other) resolutions is set out in the Notice. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix I to this circular.

LETTER FROM THE PRESIDENT

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

Under the Articles of Association, at any general meeting, on a show of hands every shareholder present in person shall have one vote and on a poll every shareholder present in person or by proxy shall have one vote for every Share he holds. Subject to the Listing Rules, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is demanded when, or before, the chairman of the meeting declares the result of the show of hands. A poll may be demanded by:

•	the chairman of the meeting;

•	at least five shareholders present at the meeting in person or by proxy who are entitled to vote; or

•

one or more shareholders present at the meeting (including proxies) who are (or represent shareholders who are) entitled to vote and who have between them at least 10% of the total votes of all shareholders who have the right to attend and vote at the meeting.

A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

RECOMMENDATION

The Directors are of the opinion that the proposed resolutions set out in the Notice are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

Yours faithfully,
On behalf of the Board of Directors
Richard R. Chang
President and Chief Executive Officer

APPENDIX I	EXPLANATORY STATEMENT

This is an explanatory statement given to all shareholders of the Company relating to a resolution (the “Resolution”) to be considered, and if thought fit, passed by shareholders of the Company at the AGM authorizing the Repurchase Mandate.

LISTING RULES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the Company to make such repurchases or by specific approval in relation to specific transactions.

Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company’s constitutive documents and the applicable laws and regulations of the Cayman Islands.

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the Resolution. As at the Latest Practicable Date, being the latest practicable date for determining such figure before the printing of this document, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 Shares, each with a par value of US$0.0004 per Share and 5,000,000,000 undesignated preference shares, each with a par value of US$0.0004 per Share and the number of Shares in issue was 18,474,894,972, representing a paid-up share capital of US$7,389,957.98. On the basis of the 18,474,894,972 Shares in issue (and assuming no Shares will be issued or repurchased after the Latest Practicable Date and up to the date of passing the Resolution), the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 1,847,489,497 Shares (being 10% of the Shares in issue) during the period in which the Repurchase Mandate remains in force. Any Shares repurchased pursuant to the Repurchase Mandate must be fully paid-up.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the 2006 Annual Report) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their Associates has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorized.

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

SHARE PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Highest	Lowest
	(HK$)	(HK$)
2006
April	$1.24	$1.11
May	$1.21	$1.06
June	$1.13	$0.98
July	$1.09	$0.99
August	$1.03	$0.95
September	$1.06	$0.96
October	$1.03	$0.95
November	$0.98	$0.85
December	$1.03	$0.93

2007
January	$1.32	$1.00
February	$1.24	$1.06
March	$1.17	$0.87
April*	$1.24	$1.05

*	Up to the Latest Practicable Date.

No purchase of Shares has been made by the Company on the Stock Exchange in the six months immediately preceding the Latest Practicable Date. In the six months preceding the Latest Practicable Date, the Company has repurchased Shares from its

APPENDIX I	EXPLANATORY STATEMENT

employees pursuant to the Company’s 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan, particulars of which are provided as follows:

Repurchase date	Number of Shares purchased	Price per share or highest price paid per Share	Lowest price paid per Share	Purchase price
		HK$	HK$	HK$
27th October, 2006	205,000	$0.8657	$0.0390	$61,730.50
November 2006	—	—	—	—
December 2006	—	—	—	—
January 2007	—	—	—	—
February 2007	—	—	—	—
March 2007	—	—	—	—
April 2007*	—	—	—	—
Total number of shares repurchased between 27th October, 2006 and 23rd April, 2007	205,000	$0.8657	$0.0390	$61,730.50

*	Up to the Latest Practicable Date.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As recorded in the register kept by the Company under Section 336 of the SFO as at the Latest Practicable Date, Shanghai Industrial Investment (Holdings) Company Limited (“Shanghai Industrial”) was directly and/or indirectly interested in an aggregate of 2,959,806,384 Shares in long position, representing approximately 16.02% of the issued share capital of the Company. Based on such interest and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interest of Shanghai Industrial will be increased to 17.8% (in long position) of the issued share capital of the Company. In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing shareholder resulting from an exercise in full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT

As at the Latest Practicable Date, 83.56% of the issued share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, 81.74% of the issued share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued share capital of the Company being held in public hands.

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

*

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on Wednesday, 23rd May, 2007 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2006.

2.	To re-elect three retiring class III directors (“Class III Directors”) and authorize the Board of Directors to fix their remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4.	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

*	for identification purposes only

NOTICE OF ANNUAL GENERAL MEETING

(i)	a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4; and

(b)	(if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 4 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4), and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 4:

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 4 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

5.	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 5, and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(C)	for the purpose of this Resolution 5:

(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 5 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

6.	“THAT, conditional on the passing of Resolutions 4 and 5, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 4 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 4, be and is hereby approved and authorized.”

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, 30th April, 2007

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered office:

P. O. Box 309 GT

Ugland House, George Town

Grand Cayman

Cayman Islands

Members of the Board:

Yang Yuan Wang as Chairman and independent non-executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and executive Director of the Company; Fang Yao as non-executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as independent non-executive Directors of the Company.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	A shareholder of the Company entitled to attend and vote at the AGM convened by the above notice is entitled to appoint more than one proxy to attend and vote instead of him. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the AGM or adjourned AGM (or 24 hours before a poll is taken, if the poll is not taken on the same day as the AGM or adjourned AGM). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from Monday, 14th May, 2007 to Wednesday, 23rd May, 2007 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 23rd May, 2007, the record date for the AGM, will be entitled to attend and vote at the AGM.

4.	In relation to Resolution 2, three Directors, Yang Yuan Wang, Tsuyoshi Kawanishi and Fang Yao, whose initial appointments as Directors took effect on 25th September, 2001 (in respect of Yang Yuan Wang and Tsuyoshi Kawanishi who were re-appointed as Directors and designated as Class III Directors on 18th March, 2004) and 6th February, 2006 (in respect of Fang Yao who was re-appointed as Directors and designated as Class III Director on 30th May, 2006), will retire from office at the AGM pursuant to Article 90 of the Articles of Association, and will all offer themselves for re-election.

5.	In relation to Resolution 5, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

6.	By Resolutions 4 and 6, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 5, as more particularly described in Resolutions 4 to 6.